UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31675 / June 16, 2015

_____

In the Matter of

CITICORP
399 Park Avenue
New York, NY 10014

CITIGROUP GLOBAL MARKETS INC.
388 Greenwich Street
New York, NY 10013

CEFOF GP I CORP.
388 Greenwich Street
New York, NY 10013

CELFOF GP CORP.
388 Greenwich Street
New York, NY 10013

CITIBANK, N.A.
399 Park Avenue
New York, NY 10043

CITIGROUP ALTERNATIVE INVESTMENTS LLC
388 Greenwich Street
New York, NY 10014

CITIGROUP CAPITAL PARTNERS I GP I CORP.
388 Greenwich Street
New York, NY 10013

CITIGROUP CAPITAL PARTNERS I GP II CORP.
388 Greenwich Street
New York, NY 10013

CITIGROUP PRIVATE EQUITY (OFFSHORE) LLC
388 Greenwich Street
New York, NY 10013

CITIGROUP FIRST INVESTMENT MANAGEMENT   )
AMERICAS LLC   )
388 Greenwich Street   )
New York, NY 10013   )
)
(812-14468)   )

_____

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

Citicorp (the "Settling Firm"), Citigroup Global Markets Inc. ("CGMI"), CEFOF GP I Corp. ("CEFOF"), CELFOF GP Corp. ("CELFOF"), Citibank, N.A. ("Citibank"), Citigroup Alternative Investments LLC ("Citigroup Alternative"), Citigroup Capital Partners I GP I Corp. ("CCP I"), Citigroup Capital Partners I GP II Corp. ("CCP II"), Citigroup Private Equity (Offshore) LLC ("CPE (Offshore)"), and Citigroup First Investment Management Americas LLC ("CFIMA", and together with CGMI, CEFOF, CELFOF, Citibank, Citigroup Alternative, CCP I, CCP II, and CPE (Offshore), the "Adviser Applicants" and the Settling Firm together with the Adviser Applicants, the "Applicants") filed an application on May 20, 2015 requesting temporary and permanent orders under section 9(c) of the Investment Company Act of 1940 ("Act") exempting the Applicants and any other company of which the Settling Firm is or hereafter becomes an affiliated person (together with the Applicants, the "Covered Persons") from section 9(a) of the Act with respect to a guilty plea entered on May 20, 2015, by the Settling Firm in the United States District Court for the District of Connecticut.

On May 20, 2015 the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act (Investment Company Act Release No. 31615) from May 20, 2015 until the Commission takes final action on the application for a permanent order. The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations and conditions contained in the application filed by Citicorp, et al. (File No. 812-14468) that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of the guilty plea, described in the application, entered by Citicorp in the United States District Court for the District of Connecticut on May 20, 2015.

By the Commission.

                                        Brent J. Fields
                                        Secretary